                                                                    Exhibit 99.9

AMENDED AND RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 2005 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the year ended June 30, 2005 as compared to the year ended June 30, 2004. This MD&A includes financial information derived from the annual audited consolidated financial statements and from the unaudited interim consolidated financial statements. This review was performed by management with information available as of September 9, 2005.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company has two lead technologies, Islet Neogenesis Therapy ("I.N.T.(TM)") for the treatment of diabetes and Interferon Enhancing Therapy ("I.E.T.") for the treatment of multiple sclerosis ("MS") and hepatitis C. These technologies have resulted in four lead products: E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of MS and HCV-I.E.T. for the treatment of hepatitis C. In addition to these lead products, Transition also has a 17% interest in Ellipsis Neurotherapeutics Inc. ("ENI"), a company that is developing a series of compounds that have been shown, in animal models, to prevent, reduce and reverse the symptoms and underlying disease pathology associated with Alzheimer's disease.

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During fiscal 2005 and up to the date of this MD&A, the Company achieved the following significant milestones:

     - Received clearance to initiate exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of the Company's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), in both type I and type II diabetes patients;

     - Commenced enrolment for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes;

     - Commenced enrolment for a Phase II clinical trial for its first Interferon Enhancing Therapy product, MS-I.E.T., in patients with MS;

     - Acquired an initial 17% equity interest in Ellipsis Neurotherapeutics Inc. (ENI), a company developing therapeutics for Alzheimer's disease. This equity interest may be increased to 52% through the achievement of milestones under a services agreement with ENI and the exercise of Exchange Rights included as part of the transaction;

     - Commenced enrolment for a Phase I/II clinical trial for its second Interferon Enhancing Therapy product, HCV-I.E.T., in patients with hepatitis C;

     - Sold its wholly-owned subsidiary, Stem Cell Therapeutics Inc. ("SCT"), for upfront and anniversary payments totaling $3.5 million, plus royalties on sales and other income;

     - Signed a definitive licensing agreement with Novo Nordisk A/S ("NOVO NORDISK") for the I.N.T.(TM) technology including an equity investment of CDN $6 million, upfront and development milestones potentially totaling up to U.S. $48 million as well as commercial milestones and royalty payments;

     - Issued US patent #6,908,611 claiming the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including hepatitis C virus. The Company's patent portfolio currently includes 12 issued patents and many patent applications pending in multiple jurisdictions throughout the world; and

     -    Further strengthened the management team.

The Company's cash, cash equivalents and short-term investments were $20,598,969 at June 30, 2005 and the Company's net working capital position was $20,284,440. The Company currently believes that it has adequate financial resources to meet anticipated expenditures until early fiscal 2008.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

I.N.T.(TM) TECHNOLOGY FOR DIABETES

GENERAL

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products in partnership with Novo Nordisk, E1- I.N.T.(TM) and GLP1- I.N.T.(TM). Transition has received clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetes patients and has commenced the clinical trial in patients with type I diabetes. GLP1- I.N.T.(TM) is currently in pre-clinical development.

LICENSING AGREEMENT

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total U.S. $48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed I.N.T.(TM) technology.

To date, under the Licensing Agreement, in addition to a $6 million equity investment, the Company has received a total of $2,302,449 (U.S. $2,000,000). Of this total, $1,968,580 (U.S. $1,500,000) has been recorded as deferred revenue and will be recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $109,370 was recognized during fiscal 2005.

The remaining $333,869 (U.S. $265,908) was received for expenditures relating to a joint research program and has been recorded as deferred revenue until the corresponding research expenses are incurred.

In addition, under the terms of an agreement between the Company and the General Hospital Corporation ["GHC"], the Company paid to GHC sub-licensing fees of $132,400 [U.S. $100,000], in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development expenses over the term of the Licensing Agreement.

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1- I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition has received clearance from the United States Food and Drug Administration ("FDA") to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These two clinical trials will be evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. Transition commenced the type I diabetes trial in June 2005. The interim data for both trials are expected in the second quarter of fiscal 2006 and final reports are expected in the second half of fiscal 2006.

Transition will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk has agreed to retroactively reimburse the Company for costs incurred.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development in partnership with Novo Nordisk.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the year ended June 30, 2005, the Company incurred direct research and development costs for this program as follows:

                                I.N.T.(TM) PROGRAM (1)
                                ----------------------
Clinical studies                      $  365,582
Manufacturing                         $  810,083
Pre-clinical toxicity studies         $  124,221
Other direct research                 $  156,104
                                      ----------
TOTAL                                 $1,455,990
                                      ==========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

I.E.T. FOR MS AND HEPATITIS C

GENERAL

I.E.T. is a key development initiative for Transition and has resulted in the discovery and development of two drug products: MS-I.E.T. for MS, which is currently in Phase II studies in patients with MS, and HCV-I.E.T. for hepatitis C, which is currently in a Phase I/II clinical trial in patients with hepatitis C.

MS-I.E.T. FOR MS

MS is a complex and progressive disease of the central nervous system in which the protective sheath around nerve fibres, called myelin, is destroyed and replaced by sclerotic patches or plaques. The result is a disruption of the flow of messages from the brain and a loss of motor function. According to the US National MS Society and the Multiple Sclerosis International Federation, MS affects one in 1,000 individuals in the US and Europe; and an estimated 2.5 million individuals worldwide. Patients diagnosed with MS are typically between 20 to 40 years of age with the majority being female. Due to the chronic nature of the disease, MS patients need chronic treatment.

Interferon-based products are one of the primary therapeutic options for the treatment of MS and are used to slow disease progression and palliate symptoms. However, these treatments are not effective in all patients, may have limited duration of benefit and possess a side effect profile that reduces utility. Interferon-based products for MS have annual sales in excess of US $2.5 billion representing approximately 70% of the MS therapeutic market.

To enhance the efficacy of interferon alone, the Company has developed MS-I.E.T., its first Interferon Enhancing Therapy product, which is the combination of the Company's

EMZ701 and interferon-(beta). In pre-clinical studies, Transition has demonstrated that MS-I.E.T. is significantly more effective than interferon-(beta) alone in reducing both symptoms and pathologies associated with MS in multiple animal models. In a Phase I clinical trial, Transition's EMZ701 was well tolerated with a good safety profile.

Transition has commenced enrolment in a Phase II clinical trial for MS-I.E.T. in patients with MS. The Phase II study will enroll 40 relapsing/remitting MS patients currently on interferon-(beta) therapy showing renewed disease activity as evidenced by magnetic resonance imaging ("MRI") changes. After monitoring MRI activity for 12 weeks while on interferon-(beta) therapy alone, patients will receive weekly EMZ701 treatments in addition to their standard interferon-(beta) therapy for 24 weeks. The reporting of clinical data for this trial is expected in the first half of fiscal 2007.

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

Transition has expanded its Interferon Enhancing Therapy to include a second product, HCV-I.E.T, which is indicated for the treatment of hepatitis C. HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(alpha) and ribavirin. EMZ702 has an excellent safety profile and the combination of EMZ702 with interferon-(alpha) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-(alpha) and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial is designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients.

The Phase I/II study is being conducted in centres across Canada. Patients receive twice-weekly treatments of EMZ702 administered in combination with standard interferon-(alpha) and ribavirin therapy for a period of 12 weeks. Among many endpoints, the primary efficacy endpoint will be the reduction of HCV RNA viral load, a clinical endpoint indicative of positive response to therapy. Transition expects interim data for this trial in the second quarter of fiscal 2006.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the year ended June 30, 2005, the Company incurred direct research and development costs for this program as follows:

                                I.E.T. PROGRAM (1)
                                ------------------
Clinical studies                     $390,357
Manufacturing                        $293,268
Other direct research                $ 34,391
                                     --------
TOTAL                                $718,016
                                     ========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

ENI'S ALZHEIMER PROGRAM

In November, 2004, the Company acquired a 17% interest in ENI, a company developing therapeutics for Alzheimer's disease.

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least U.S. $100 billion annually. Scientists have so far discovered at least one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stage of development of the Company's two lead programs and ENI's Alzheimer program (of which Transition holds a 17% equity interest) are illustrated below:

      (STAGE OF DEVELOPMENT OF I.N.T.(TM), I.E.T.(TM) AND ENI'S ALZHEIMER
                                PROGRAMS CHART)

A summary of the expected timelines for fiscal 2006 for the Company's current clinical trials is as follows:

                          (CLINICAL TRIALS FLOW CHART)

In addition to rapidly advancing the clinical development of its products, Transition also remains focused on pursuing partnership discussions for its two I.E.T. products and seeking out opportunities to expand its pipeline with new and innovative technologies.

OVERALL PERFORMANCE

During fiscal 2005, the Company continued to advance its lead products through the clinic. Transition has now received approval for three Phase II clinical trials and one Phase I/II clinical trial and expects to have interim data for three of these trials by the end of calendar 2005. The sale of SCT has allowed Transition to free up resources to advance other clinical initiatives that are more in line with the Company's overall strategy. The acquisition of an interest in ENI has given Transition an interest in a compelling technology and will also allow the Company to earn additional ENI common shares through the achievement of certain milestones.

Transition also strengthened its cash position through the completion of a $6 million private placement and the exercise of previously issued warrants. The Company's cash and cash equivalents and short-term investments were $20,598,969 at June 30, 2005. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

The Company's loss for the year ended June 30, 2005 increased by $3,663,607 or 35% to $14,223,108 from the loss of $10,559,501 reported in fiscal 2004. The increase in loss is primarily due to a decrease in recovery of future income taxes, increases in research and development and general and administrative expenses and the recognition of equity losses relating to ENI and SCT, partially offset by a decrease in amortization of technology and an increase in interest income, the details of which are as follows:

     - The decrease in recovery of future income taxes was the result of the fact that the Company has depleted its future tax liability from the acquisition of Waratah Pharmaceuticals Inc. ("WARATAH");

     - The increase in research and development expenses was primarily the result of an increase in I.E.T. technology expenses as the Company prepared for and commenced enrolment for its Phase II trial in MS patients, additions to the Company's product development team and the expensing of options, partially offset by a decrease in I.N.T.TM technology expenses;

     - The increase in general and administrative expenses was primarily the result of expensing of stock options and an increase in accounting and legal fees, regulatory costs and insurance premiums, and

     - The increase in interest income was the result of higher cash balances.

In upcoming periods, the Company's losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products, strengthens its product development team, and the depletion of the Company's future tax liability.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

                                          JUNE 30,      JUNE 30,      JUNE 30,
                                            2005          2004          2003
                                        -----------   -----------   -----------
Revenue                                 $   109,370   $        --   $        --
Net loss (1)                            $14,223,108   $10,559,501   $11,583,346
Basic and fully diluted net loss per
   common share and Class B share (2)   $      0.12   $      0.12   $      0.21
Total assets                            $40,463,731   $42,229,389   $39,880,970
Total long-term liabilities (3)         $   904,230   $ 1,465,819   $ 4,785,698
Cash dividends declared per share       $        --   $        --   $        --

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

(3) Total long-term liabilities exclude deferred revenue, a non-financial liability.

ANNUAL RESULTS - YEAR ENDED JUNE 30, 2005 COMPARED TO YEAR ENDED JUNE 30, 2004

RESULTS OF OPERATIONS

For the fiscal year ended June 30, 2005, the Company recorded a net loss of $14,223,108 ($0.12 per common and Class B share) compared to a net loss of $10,559,501 ($0.12 per common and Class B share) for the fiscal year ended June 30, 2004. This increase in net loss of $3,663,607 or 35% is primarily due to the following: a decrease in recovery of future income taxes, increases in research and development and general and administrative expenses and the recognition of equity losses relating to ENI and SCT, partially offset by a decrease in amortization of technology and an increase in interest income.

LICENSING FEES

Licensing fees increased by $109,370 or 100% to $109,370 for the year ended June 30, 2005 from $nil for the year ended June 30, 2004.

Licensing fees represent the recognition of revenue from the Licensing Agreement with Novo Nordisk, as described above under the heading, "Licensing Agreement"above. Based on the current recognition term of 15 years, licensing fees are expected to be approximately $33,000 per quarter.

RESEARCH AND DEVELOPMENT

Research and development expenses increased to $3,944,096 for the fiscal year ended June 30, 2005 from $3,247,026 for the same period in 2004. This increase of $697,070 or 22% was primarily the result of an increase in I.E.T. technology expenses as the Company prepared for and commenced enrolment for its Phase II trial in MS patients and prepared for a Phase I/II clinical trial in hepatitis C patients, additions to the Company's product development team and the expensing of stock options and was partially offset by a decrease in I.N.T. technology expenses resulting from building inventory levels to support upcoming clinical trials

The Company anticipates that research and development expenses will continue to increase in fiscal 2006, as the Company completes a Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I diabetes, commences and completes a Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type II diabetes and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C, and continues to enroll for its Phase II clinical trial for MS-I.E.T. in patients with MS. In addition, research and development expenses will increase as a result of strengthening the Company's product development team throughout fiscal 2005.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $2,944,105 for the fiscal year ended June 30, 2005 from $2,063,198 for the fiscal year ended June 30, 2004. This increase of $880,907 or 43% primarily resulted from the expensing of stock options, an increase in accounting and legal fees, regulatory costs and insurance premiums as well as costs incurred to strengthen the management team. The Company anticipates that general and administrative expenses will increase during fiscal 2006 as the Company experiences the full year effect of the strengthening of the management team and incurs additional corporate development and investor relations costs, in line with the Company's strategy for its next stage of growth.

AMORTIZATION

Amortization for the year ended June 30, 2005 decreased by $428,568 or 5% to $8,209,627 as compared to $8,638,195 for the year ended June 30, 2004. The decrease in amortization primarily resulted from the amortization on the SCT technology being recorded as losses of company transferred under contractual arrangement. The Company anticipates that amortization expense will further decrease in fiscal 2006 as a result of the SCT transfer.

RECOVERY OF (PROVISION FOR) INCOME TAXES - FUTURE

Recovery of income taxes - future for the year ended June 30, 2005 decreased by $2,094,192 or 67% to a recovery of $1,048,324 as compared to a recovery of $3,142,516 for the year ended June 30, 2004. The decrease in recovery of income taxes - future primarily resulted from the fact that the Company's future tax liability derived from the acquisition of Waratah in January 2002 has been reduced to zero as Waratah now has sufficient future tax assets to offset the liability. The Company anticipates that the recovery of income taxes - future will decrease significantly in fiscal 2006 due to the fact that the future tax liability resulting from the acquisition from Waratah has been eliminated.

INTEREST INCOME

Interest income for the fiscal year ended June 30, 2005, was $513,822 as compared to $261,821 for the fiscal year ended June 30, 2004. This increase of $252,001 or 96% in interest income primarily resulted from higher cash, cash equivalent and short-term investment balances during the year ended June 30, 2005 as compared to the year ended June 30, 2004. In the absence of additional financing, interest income is expected to decrease in fiscal 2006.

CAPITAL EXPENDITURES

During the fiscal year ended June 30, 2005, the Company's capital expenditures were $140,584 as compared to $24,541 for the fiscal year ended June 30, 2004. The expenditures during fiscal 2005 were for lab, computer and office equipment. The Company anticipates an increase in capital expenditures during fiscal 2006 resulting from computer equipment additions and the relocation of the Company's office facilities.

TRANSFER OF SCT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and

Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction has not been recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. In addition, the Company does not anticipate that the transaction will qualify for sale accounting within the next twelve months. Therefore, the Company has not reclassified the assets and liabilities of SCT as held for sale as at June 30, 2005, but has reclassified the assets and liabilities as transferred under a contractual arrangement. The upfront payment received of $325,000, net of disposition costs, has been recorded against the assets transferred. In the future, if circumstances change such that a transfer of the risks and rewards to the purchaser is expected within the next twelve months, the Company will reclassify SCT's assets and liabilities as held for sale at that time.

The financial results of SCT were consolidated with the financial results of the Company until SCT was transferred on October 4, 2004. For the period of October 4, 2004 to June 30, 2005, the losses incurred by SCT of $606,243 were recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement.

INVESTMENT IN ENI

Effective November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange, at the option of certain ENI shareholders, and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received 2,400,000 ENI common shares, in exchange for i) 884,956 common shares of the Company (the "ACQUIRED SHARES"), ii) $1,000,000 in cash, and iii) 4,000,000 exchange rights (the "EXCHANGE RIGHTS"). Each Exchange Right allows the holder to convert one ENI common share into 0.8264 common shares of the Company, until they expire on February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained (at this time) by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation, the Company has assigned a nominal value to the shares issued and has recorded a liability, net of the Company's interest.

In addition, through leading the development of the ENI products, the Company will also have the potential to earn up to 1,600,000 ENI common shares over the 24 month period ending November 4, 2006, through the achievement of milestones. The fair value of any

ENI common shares earned will be recorded as revenue at the time the milestone is achieved.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2005.

                             FIRST       SECOND        THIRD       FOURTH
                            QUARTER      QUARTER      QUARTER      QUARTER        YEAR
                          ----------   ----------   ----------   ----------   -----------
2005
Revenue                   $   10,937   $   32,811   $   32,811   $   32,811   $   109,370
Net loss (1)              $2,543,441   $3,660,041   $3,504,427   $4,515,199   $14,223,108
Basic and fully
   diluted net loss per
   Common Share and
   Class B Share (2)      $     0.02   $     0.03   $     0.03   $     0.04   $      0.12
2004
Revenue                   $       --   $       --   $       --   $       --   $        --
Net loss (1)              $2,292,926   $2,574,126   $2,985,493   $2,706,956   $10,559,501
Basic and fully
   diluted net loss per
   Common Share and
   Class B Share (2)      $     0.03   $     0.03   $     0.03   $     0.03   $      0.12

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

The quarterly results of Transition have remained fairly stable with fluctuations primarily the result of changes in activity levels of the clinical trials being performed by the Company, changes in the Company's management and product development teams, amortization of the technology acquired through the acquisition of SCT, changes in the recovery of future income taxes and the expensing of stock options.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2005 and June 30, 2004:

                                         2005         2004
                                      ----------   ----------
Revenue - Licensing fees              $   32,811   $       --
Research and development, net         $1,167,069   $  876,330
General and administrative            $  929,312   $  671,596
Amortization                          $2,018,605   $2,156,987
Interest income, net                  $  127,903   $   95,760
Losses of company transferred under
   contractual arrangement            $  507,697   $       --
Recovery of (provision for) income
   taxes - future                     $  (18,966)  $  915,049
Net loss                              $4,515,199   $2,706,956

REVIEW OF OPERATIONS

For the three month period ended June 30, 2005, the Company's net loss increased by $1,808,243 or 67% to $4,515,199 compared to $2,706,956 for the same period in fiscal 2004. The increase in research and development expenses was primarily due to the fact that the Company commenced enrolment for a Phase IIa clinical trial in type I diabetics, prepared for the initiation of a Phase I/II clinical trial in hepatitis C patients and a Phase IIa clinical trial in type II diabetics, continued a Phase II clinical trial in MS patients and further strengthened its product development team. The increase in general and administrative expenses primarily resulted from strengthening the management team and increased corporate development activities. This increase has been partially offset by reduced regulatory fees for fiscal 2005 as compared to fiscal 2004, due to the one time listing expenses incurred in the prior year relating to the Company's move to the Toronto Stock Exchange. The decrease in amortization expense primarily resulted from the amortization on the SCT technology being recorded as losses of company transferred under contractual arrangement. The increase in interest income was the result of higher cash balances which resulted from the Company's financings completed during fiscal 2005. The decrease in recovery of (provision for) income taxes - future primarily resulted from the fact that the Company's future tax liability derived from the acquisition of Waratah in January 2002 has been reduced to nil as Waratah now has sufficient future tax assets to offset the liability.

FINANCING ACTIVITIES

During the fourth quarter of fiscal 2005, the Company issued 60,098 common shares for total proceeds of $19,231 through the exercise of 60,098 share purchase warrants.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at June 30, 2005, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls. Based on that evaluation, the Chief Executive

Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting during the year ended June 30, 2005, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting other than improving segregation of duties resulting from the recruitment of a Director of Finance for the newly created position at the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

VALUATION AND AMORTIZATION OF TECHNOLOGY

The Company's intangible assets are comprised of purchased or licensed pharmaceutical technology. The cost of the Company's technology is amortized over an estimated useful life of 5 years. Factors considered in estimating the useful life of the technology include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the technology. The Company assesses its technology for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

REFUNDABLE INVESTMENT TAX CREDITS

The Company incurs research and development expenditures which are eligible for refundable investment tax credits from the provinces of Ontario and Quebec. The investment tax credits recorded are based on our best estimates of amounts expected to be recovered. Actual investment tax credits received are based on the ultimate determination of the taxation authorities and, accordingly these amounts may vary from the amounts recorded.

VALUATION ALLOWANCE FOR FUTURE TAX ASSETS

The Company has recorded a valuation allowance on future tax assets primarily related to the carryforward of operating losses and research and development expenses. The Company has determined that it is more likely than not that these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income
(loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

EQUITY BASED VALUATIONS

When the Company issues equity based instruments (i.e. share purchase warrants, Agent's Warrants, stock options and exchange rights), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

PROVISION FOR FACILITY CLOSURE

As a result of management's decision to close the Woburn facility, the Company was required to account for severance, lease exit costs and capital asset impairment. This accrual for lease exit costs required judgment from management regarding the ability to sublease the property, market rates for real estate and facility base operating costs. Actual results could differ materially from the estimates made by management.

RECOGNITION OF DEFERRED REVENUE

As a result of the Licensing Agreement, the Company has recorded deferred revenue which will be taken into income over the term of the Licensing Agreement. As the term of the Licensing Agreement is based on the life of the underlying patents, which varies among the patents, management has used its judgment to determine an appropriate period over which to recognize the deferred revenue. Actual results could differ materially from the estimates made by management.

SCT TRANSACTION

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

Management determined that this transaction should not be recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. This conclusion required the judgment of management regarding the size of the upfront payment relative to the total purchase consideration and provisions in the agreement that provide the Company with rights of continuing involvement over the operations of SCT until the anniversary payments are made. Accordingly, the Company will continue to carry the SCT technology as an asset and will continue to evaluate its carrying value as described above under, "Valuation and Amortization of Technology".

CHANGES AND ADOPTIONS OF ACCOUNTING POLICIES

STOCK-BASED COMPENSATION

In November 2003, the Canadian Institute of Chartered Accountants ["CICA"] amended CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which resulted in the fair value method of accounting being used for all stock-based compensation. The standard has been applied on a retroactive basis. The consolidated statements of loss and deficit for the year ended June 30, 2004 has not been restated. During the year ended June 30, 2005, the cumulative impact of stock-based compensation for the fiscal years ended June 30, 2004 and 2003 was recognized in the consolidated financial statements as an adjustment to opening deficit. The impact of the adoption was a one-time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

For the year ended June 30, 2005, the effect of the adoption of the fair value method of stock-based compensation expense is an increase to general and administrative expense of $246,415 and an increase to research and development, net, of $132,959 with the corresponding total included as an increase to stock options.

Compensation expense is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included in equity as stock options.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. If other assumptions are used, stock-based compensation could be significantly impacted.

The stock option balance is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In September 2004, the CICA issued Accounting Guideline 15 ["AcG-15"], "Consolidation of Variable Interest Entities", which applies to annual and interim periods beginning on or after November 1, 2004. AcG-15 requires that the assets, liabilities, and results of a Variable Interest Entity ["VIE"] be consolidated into the financial statements of the enterprise when that enterprise is the primary beneficiary of the VIE.

In general, an entity is classified as a VIE if: 1) total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support; 2) its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights; or 3) its equity investors do not absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. To determine if an investor in a VIE is the primary beneficiary, the investor must determine if it will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both. An enterprise holding an interest in a VIE for which it is not the primary beneficiary does not consolidate the VIE, but is required to provide certain disclosures.

The Company has analyzed its interests in entities which it does not wholly-own and has determined that it has an interest in one VIE, SCT. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Company has determined that it is not the primary beneficiary of SCT.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, the sale of reagents and licensing fees. The Company has incurred a cumulative deficit to June 30, 2005 of $46,486,090. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits, short-term investments and investment tax credits.

The Company's cash, cash equivalents and short-term investments and the Company's working capital position were $20,598,969 and $20,284,440, respectively, at June 30, 2005, up significantly from June 30, 2004 balances of $17,641,155 and $17,818,393, respectively. The increase is primarily the net result of the Novo Nordisk equity investment completed in August 2004 and the proceeds received from warrant and option exercises, partially offset by expenditures incurred during the year ended June 30, 2005 and the cash investment made in ENI. The Company currently believes that it has adequate financial resources to meet anticipated expenditures until early fiscal 2008.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES

During the year ended June 30, 2005, the Company sold 5,000,000 common shares, through a private placement to Novo Nordisk to raise gross proceeds of $6 million. It also issued 7,688,386 common shares for total cash proceeds of $4,214,007 through the exercise of 5,397,387 share purchase warrants, 1,431,800 Agents' Warrants (including the exercise of the underlying share purchase warrants) and 143,300 stock options.

CONTRACTUAL OBLIGATIONS

Minimum payments under our contractual obligations as of June 30, 2005 are as follows:

                            LESS THAN     1 - 3      4 - 5     AFTER 5
                             1 YEAR       YEARS      YEARS      YEARS       TOTAL
                           ----------   --------   --------   --------   ----------
Operating leases           $   58,199   $320,096   $320,096   $310,048   $1,008,439
Capital leases             $   21,889   $ 43,778   $ 10,946   $     --   $   76,613
Collaboration agreements   $   61,000   $     --   $     --   $     --   $   61,000
Clinical and toxicity
   study agreements        $2,285,185   $565,264   $     --   $     --   $2,850,449
Manufacturing agreements   $  122,711   $          $     --   $     --   $  122,711
                           ----------   --------   --------   --------   ----------
TOTAL                      $2,548,984   $929,138   $331,042   $310,048   $4,119,212
                           ==========   ========   ========   ========   ==========

In addition, the Company has also licensed various technologies for its programs. Under these licensing agreements, which are disclosed in detail in the Company's financial statements, the Company is required to pay up to a total of $596,743 depending on the outcome of certain developmental milestones, royalties on net sales of between 0.5% and 2%, royalties on sublicense revenue of between 5% and 10% and has the ability to buy-back certain royalty streams for payments between approximately U.S. $250,000 to U.S. $2.0 million.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2005, the Company had the following related party transactions which were measured at exchange amounts as they were in the ordinary course of business:

The Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2005 were $14,938.

As additional consideration in connection with two of the private placements completed during fiscal 2003, the Company paid a dealer, a company owned by a Director of the Company, cash commissions and granted the same dealer share purchase warrants. During fiscal 2005, the Director exercised 60,098 of these warrants which resulted in cash consideration to the Company of $19,231.

The Company paid legal fees to a law firm where a former Director of the Company is a partner. Total fees and disbursements charged to the Company by the law firm during the year ended June 30, 2005 were $514,212 of which $50,730 was charged against the assets transferred under contractual arrangement relating to the SCT transfer and $77,980 related to the ENI acquisition and has been added to the cost of the investment. The former Director ceased to be a Director of the Company on December 16, 2003.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

COMMON SHARES

As at September 9, 2005, the Company has 120,096,077 common shares outstanding.

SHARE PURCHASE WARRANTS

The following is a summary of the share purchase warrants outstanding as at September 9, 2005:

                                        NUMBER OUTSTANDING   EXERCISE PRICE
ISSUE DATE             EXPIRY DATE              (#)                ($)
----------          -----------------   ------------------   --------------
February 24, 2004   February 24, 2006        1,384,615            $1.00

Each share purchase warrant entitles the holder, upon exercise and full payment of the exercise price, to acquire one common share of the Company until they expire on February 24, 2006. At September 9, 2005, on an if-converted basis, these share purchase warrants would result in the issuance of 1,384,615 common shares for aggregate proceeds of $1,384,615.

STOCK OPTIONS

As at September 9, 2005, the Company has 4,098,162 stock options outstanding (on an after exchanged basis for Waratah options) with exercise prices ranging from $0.28 to $3.30 and expiry dates ranging from September 19, 2005 to June 21, 2010. At September 9, 2005, on an if-converted basis, these stock options would result in the issuance of 4,098,162 common shares at an aggregate exercise price of $4,746,750.

EXCHANGE RIGHTS

As at September 9, 2005, the Company has 4,000,000 Exchange Rights outstanding. Each Exchange Right entitles the holder, upon exercise, to exchange one common share of ENI for 0.8264 of a common share of the Company. All unexercised Exchange Rights expire on February 4, 2006.

RISKS AND UNCERTAINTIES

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Company's technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a company in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans. The Company's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Company will be able to apply to obtain regulatory approval to market the product commercially. To date, the Company has not introduced a product into the market and there is no assurance that research and development programs conducted by the Company will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Company will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Company's ability to be profitable.

FINANCIAL AND HUMAN RESOURCES

As of June 30, 2005, the Company had cash, cash equivalents and short-term investments of $20,598,969 and working capital of $20,284,440. The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and general corporate requirements. We may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements for the Company to fund its research and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

To continue the Company's research and development programs and to conduct future clinical trials, the Company will rely upon employees, collaborators and other third party relationships. There is no assurance that the Company will be able to maintain or establish these relationships as required.

HISTORY OF OPERATING LOSSES

Since our inception, we have incurred significant losses each year. We expect to incur significant operating losses as we continue our product research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability

COMPETITION

The pharmaceutical industry is very competitive and there is frequent introduction of new products and technologies. Even if the Company develops a product, there is no assurance that it will be accepted in the marketplace which may result in insufficient product revenue to become profitable. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.

PATENT PROTECTION

The success of the Company will be, in part, dependent on obtaining and maintaining patent protection for our products. Our ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. There is no assurance that our patent applications will be approved on the basis submitted, if at all. In addition, any patents issued to the Company may be challenged, invalidated or circumvented.

PRE-CLINICAL AND CLINICAL TESTING

The Corporation is not able to predict the results of pre-clinical and clinical testing of drug products, including the products of the Company. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Company's products will yield satisfactory results that will enable the Company to progress toward commercialization of such products. Unsatisfactory results may cause the Company to reduce or abandon future testing or commercialization of particular products, and this may have a material adverse effect on the Company.

REGULATORY ENVIRONMENT

Although we are in the process of developing several products, these products are subject to regulation in Canada, the US and other countries. There is no assurance that regulatory approval will be granted for any of the Company's Products. The regulatory process could cause several problems for the Company including, but not limited to, delays in receipt of approvals which could result in time delays in the Company's programs, limitations on intended use which could result in smaller markets for the Company's products and failure to obtain necessary approvals, which could force the Company to cease development of one or more of its products.

POTENTIAL PRODUCT LIABILITY

The Company may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available at commercially reasonable terms.

Product liability claims might also exceed the amounts or fall outside of such coverage. Claims against the Company, regardless of their merit or potential outcome, may also have a material adverse effect on the Company's ability to obtain physician endorsement of its products or expand its business.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Company or potential distributors of the Company's products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Company.

DEPENDENCE ON THIRD PARTIES

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company can obtain such materials and services.

OTHER RISKS

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. In addition, the Company's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and in the biotechnology industry in general. The expectations of the Company made by securities analysts could also have a significant impact on the trading price of the Company's shares.

OTHER

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.